UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10 - SB


                  GENERAL FORM FOR REGISTRATION OF SEURITIES OF
                  SMALL BUSINESS ISSUERS Under Section 12(b) or
                   (g) of the Securities Exchange Act of 1934


                         California Software Corporation
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


             Nevada                                     88-0408446
-----------------------------------      ---------------------------------------
  (State or other jurisdiction of        (I.R.S. Employer Identification Number)
  incorporation or organization)


2901 S. Pullman Street, Santa Ana, California                  92705
---------------------------------------------       ----------------------------
  (Address of principal executive offices)                   (zip code)


Issuer's telephone number: (949) 553-8900
                          ----------------

Securities to be registered under section 12(b) of the Act:


       Title of Each Class                    Name on each exchange on which
       to be so registered                    each class is to be registered


-----------------------------------         ------------------------------------


-----------------------------------         ------------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 3,270,900 issued and outstanding as of January 27, 1999.

Part I .......................................................................3
           Item 1.   Description of Business..................................3
           Item 2.   Management's Discussion and Analysis or Plan of
                     Operation ...............................................9
           Item 3.   Description of Property..................................11
           Item 4.   Security Ownership of Management and Others and
                     Certain Security Holders ................................11
           Item 5.   Directors, Executives, Officers and Significant
                     Employees................................................12
           Item 6.   Executive Compensation...................................14
           Item 7.   Certain Relationships and Related Transactions...........14

Part II ......................................................................15
           Item 1.   Legal Proceedings........................................15
           Item 2.   Market for Common Equity and Related Stockholder
                     Matters..................................................15
           Item 3.   Recent Sales of Unregistered Securities..................16
           Item 4.   Description of Securities................................16
           Item 5.   Indemnification of Directors and Officers................17

Part F/S .....................................................................19
           Item 1.   Financial Statements.....................................19
           Item 2.   Changes in and Disagreements With Accountants on
                     Accounting and Financial Disclosure......................19

Part III .....................................................................20
           Item 1.   Index to Exhibits........................................20
           Item 2.   Description of Exhibits..................................23

                                     Part I

Item 1.  Description of Business

A.   Business Development and Summary

         California Software Corporation, hereinafter referred to as the "Company" or "CSC", was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on October 28, 1998. The articles of the Company authorized the issuance of twenty million (20,000,000) shares of Common Stock at a par value of $0.001 per share.

         The Company is a developmental stage company with a principal business objective to provide software and related technology products and services to businesses. The Company currently provides "PC" based software solutions that replicate the IBM midrange systems environment on a PC platform. The Company also provides high level programming language services, allowing business customers to execute midrange applications on a PC network in "native" mode without the need for redevelopment. Additionally, the Company offers services to its clients designed to turn an existing network of PCs into a true distributed processing client/server system.

         The Company's goal is to become a leading provider of PC based software solutions that replicate the IBM midrange systems environment on a PC platform. The Company believes that businesses and companies worldwide will use CSC's family of Baby products that will enable them to migrate their legacy applications to high performance standalone PCs or PC networks and/or convert them into Client/Server solutions - without the need for application redevelopment. By substituting or complementing their IBM midrange computers with Baby products on PC networks, the Company believes that users will preserve their investment in existing legacy applications, reduce hardware and operating costs, and, in most cases, significantly improve system response times.

         The Company designates as its priorities for the first twelve months of operations as developing and emphasizing its platform-migration software products to establish its business in the software and technology market. The Company believes this strategy will allow it to produce competitive profit margins and provide high-quality information technology services to a broad base of users.

         Headquartered in Santa Ana, California, the Company currently markets its products overseas through an international distributor network of 40 IBM Business Partners and software houses. In North America, the Company sells its products and services directly to end users as well as through an extensive network of over 150 value added resellers who bundle their own midrange applications with the Baby products into a PC offering. The Company is an IBM AS/400 Partner in Development and a Microsoft Solution Provider.

         On January 12, 1999, the Company completed an acquisition of approximately $1,628,068 worth of assets and $702,742 of liabilities from California Software Products, Inc. - a California company in a similar line of business as the Company - in exchange for a convertible note in the principal sum of $2,250,000 - convertible into the Common Shares of the Company once the Company is trading on the OTC-BB(R) or a similar market and based upon the Company's trading price sixty (60) days following the first day of trading of the Company's Shares.

         In the early eighties, the Company's founders used their extensive programming expertise to pioneer the first PC based RPG systems the Baby product line. These products allow a company to execute midrange applications on a PC network in "native" mode without the need for redevelopment. Over the past decade, Baby products have become household names in the worldwide marketplace with more than 100,000 users in 42 countries.

B.       Business of Issuer

(1)      Principal Products and Services and Principal Markets

         The Company currently designs, develops and markets platform-migration software and provides high-quality service and support for its clients.

     The Baby Products

         The Company currently offers solutions for midrange applications developed in RPG II, RPG III, and RPG /400. All products are uniquely designed to easily migrate IBM midrange applications to the PC environment in three steps: (i) move the existing source code and data files to the PC; (ii) recompile the source code into executable object code; and (iii) execute the RPG application in the PC environment. Every Baby system contains a full array of feature-rich development tools, along with compilers for RPG, OCL/CL, and DDS/SFGR. As a result, businesses and companies worldwide use the Company's family of Baby products for off loading their program development by moving their source code to the PC where it can be modified, recompiled, and debugged using Baby products. These programs can then be run on the PC or the midrange system. The Company offers the following applications:

         Baby/400 - The Baby/400 is a powerful PC based RPG/400 development, execution, and operating environment that combines all the benefits of PC and PC network technology with the power and versatility of an IBM AS/400 midrange computer. Existing source code is downloaded to the PC, recompiled and executed without the need for any redevelopment. New programs can be developed, compiled and debugged on the PC platform. New applications can be executed on the PC or uploaded to the AS/400. Baby/400 allows users to preserve their existing application software investment, improve system performance and end user response time, avoid the high cost of midrange system upgrades, lower maintenance and system operations cost, integrate RPG/400 application data with existing PC applications, increase end user productivity and performance and shorten new user training time.

         Baby/400 Client Server - The Baby/400 Client Server rapidly converts AS/400 legacy applications into Client/Server solutions without the need for any redevelopment of PC functionality. With Baby/400 Client Server, portions of the legacy application targeted to become PC Clients can be downloaded to the PC and recompiled, creating native PC based object code. The PC based RPG application is able to execute for the Client and continue to use the data files residing on the AS/400 (true Client/Server). This makes it possible to rapidly turn a legacy application into a Client/Server application, eliminating the need for reprogramming or leaning new PC based languages. Benefits of the Baby 400 Client Server are no redevelopment of application functionality, rapid implementation cycle with low project completion risk, minimal project and staff investment, no learning curve for new PC based programming languages, ease of project backlog of the MIS department, the original source code always remains on the AS/400, increased end user productivity and performance and shortened application training time for new users.

         Baby/400 Desktop Developer - This is a standalone PC, entry level version of Baby/400 with all the same features and functionality but scaled for a single user. Baby/400 Desktop Developer allows a maximum file size of 4,000 record, making it an affordable choice for off-line development, recompiling, and code testing.

         Baby/36 - Baby/36 is a powerful PC based RPG II development, execution and operating environment for the migration of System/36 applications to a PC standalone or network environment without the need for any redevelopment. Many users have replaced their System/36 with PC networks and were able to easily migrate their S/36 applications in a matter of days. Benefits of Baby/36 include the ability to preserve existing application software investments, improved system performance and end user response time, avoiding high midrange system upgrade cost, lower maintenance and system operations cost, integration of RPG II application data with existing PC applications, increased end user productivity and performance, avoiding the cost of adding third party GUI products, shortened new user training time and the ability to execute S/36 applications on portable PCs and across remote locations.

     Service and Support

         The Company currently supports its products with a team of technical experts that can assist clients in a smooth migration to the PC environment. Management believes its technical support team and implementation consultants are well-equipped to support IBM midrange, PC, connectivity hardware, and operating system environments. The Company also offers services such as:

         Pre-Migration Analysis - Analysis and preparation of the software and hardware environment for the migration to the Company's products.

         Client/Server Consulting - Assistance in planning for and converting legacy application environments to Client/Server environments.

         Application Migration Services - Migration of RPG applications to the Company's PC based operating environment.

         Implementation Service - On-Site installation of migrated applications, technical training, and configuration of the PC environment for program execution.

         The market for the Company's migration software applications is highly competitive. The Company believes that the principal competitive factors in this business include product performance, time to market for new product introductions, adherence to industry standards, price, and marketing and distribution resources. The Company believes that it competes favorably in all of these categories.

(2)      Distribution Methods of the Products or Services

         The Company is currently marketing and distributing its services and products through a direct sales force. The Company believes that its multi-channel distribution strategy will enable it to effectively market its software and services to a wide range of potential customers. The Company has also established and will continue to establish marketing and distribution relationships through a broad range of channels including value added resellers ("VARs"), distributors and manufacturers' representatives, as well as direct sales representatives.

         The Company has organized its information technology services business such that each service technician maintains a direct relationship with certain of the Company's service customers. Specific marketing programs will vary by target customer. The Company believes that its direct sales approach, including having Company service technicians serve as client-relationship managers, has led to better account penetration and management, better communications and long-term relationships with its clients and greater opportunities for follow-on sales of products and services to its client base.

         In support of its sales efforts, the Company currently markets its products through direct mail, advertising, seminars, trade shows, telemarketing, and on-going customer and third-party communications programs. The Company also generates interest in, and educates potential customers about, computer and network software solutions through speaking engagements, contributed articles, interviews and documentaries. However, management of the Company currently believes that a vast majority of its sales will come from marketing its products through an international distributor network of IBM Business Partners and software houses. In North America, management of the Company believes that its products will be sold primarily through an extensive network of value added resellers who bundle their own midrange applications with the Baby products into a PC offering. In addition, the Company plans on becoming an IBM AS/400 Partner in Development and a Microsoft Solution Provider.

(3)      Status of Any Announced New Product or Service

         The Company is currently working on a new product family set of software to be released in 1999. The Company, however, has yet to announce this new product family and has not announced any other recent additions to the existing products and services it currently offers.

(4)      Industry Background

         The IBM's midrange computing platforms, the System/36 and the AS/400, have served as a popular computing solution for business applications since IBM's introduction of these two systems in 1983 and 1988, respectively. While IBM obsoleted the System/36 in 1988, industry sources estimate approximately 250,000 System/36 systems remained in use worldwide at the end of 1995. Industry publications estimate that over 360,000 AS/400 systems were in use worldwide at the end of 1995. The Gartner Group estimates that, by the end of 1997, the installed base of AS/400 systems will increase to over 450,000 systems worldwide.

         In adopting IBM's midrange computing platforms, businesses, and the ISVs that support them, have invested substantial resources developing applications software that provides a wide variety of manufacturing, accounting and other information-management functions. According to industry sources, by 1995, an estimated 25,000 software applications had been developed for use on AS/400 systems. Development of applications software intended for use on IBM's midrange computing platforms continues, assisted by approximately 8,000 ISVs that IBM estimates develop and market applications software for the AS/400 platform. In 1995, these ISVs generated an estimated $2.5 billion in revenues from AS/400 applications software sales.

         IBM computing platform users and developers have historically been constrained by the nonportable and proprietary nature of IBM's operating systems. Software applications written for the System/36 and AS/400 platforms would not run on other computing platforms, including those using open operating systems such as UNIX, or other portable operating systems such as Windows NT. These other computing platforms often offer users significant advantages, including access to a wider range of software and hardware vendors, as well as increased system capacity, interoperability and scalability. Since the late 1980s, vendors of hardware and, to a lesser extent, software have experienced substantial price reductions of their products due to increased competition and the availability of alternative operating systems. The Company believes that decreasing prices and increasing functionality in information technology products have also led to increased market acceptance of open systems and customer demand for information technology products based on such systems. The Gartner Group estimates that sales of server/host systems based on the UNIX and Windows NT operating systems will increase to $40 billion annually by the year 2000, up from an estimated $22 billion in 1996. Industry sources estimate that the UNIX applications software market is currently smaller, but growing faster, than the AS/400 applications software market.

         Changing to new computing platforms often results in significant disruption of business operations as users are retrained and errors in the new software are discovered and corrected. Even more critical to many businesses is the potential loss of data contained in existing databases that may result from a change to new applications software. ISVs must also adapt to customer demands associated with increased popularity of new computing platforms. ISVs that have developed successful AS/400 applications software are faced with the challenge of migrating their products to new platforms to meet customer demands while maintaining their existing customer base for applications software running on the AS/400 platform.

         Approaches to migrating System/36 and AS/400 systems may be summarized as follows:

         Refacing - Refacing involves replacing the "green-screen" interface with a graphical user interface. Because refacing affects only the end-user interface, the source code must still be run on the original computing platform, thereby defeating the goal of many users to upgrade system performance, interoperability and scalability.

         Re-engineering - Re-engineering requires rewriting existing applications software to enable it to operate on a new computing platform. Since this entails completely rewriting applications software to meet customer requirements, it often results in increased cost, risk of failure, disruption and delay.

         Packaged Solutions - Migrating to a new computing platform can sometimes be accomplished by installing an applications software package that has been independently developed to run on open or portable platforms. While a substantial number of packaged software applications are available, businesses implementing this approach will often have to abandon their investment in existing databases and software and may incur substantial retraining costs.

         Rehosting - Rehosting involves migration of applications software to a new computing platform with minimal change to the source code or user interface. Rehosting is achieved by rebuilding applications software to run efficiently on the new computing platform. This solution often enables businesses to enjoy the continued use of their existing programs and databases, reduce retraining costs and obtain the advantages of a new computing platform.

         The market for the Company's migration software applications is highly competitive. The Company believes that the principal competitive factors in this business include product performance, time to market for new product introductions, adherence to industry standards, price, and marketing and distribution resources. The Company believes that it competes favorably in all of these categories.

(5)      Raw Materials and Suppliers

         The Company is a software technology business, and thus does not use raw materials or have any principal suppliers.

(6)      Customers

         The Company provides software solutions and high level programming language services to business customers worldwide. The Company plans to reach these customers via direct mail, telemarketing, seminars, trade shows, the Internet and the referral process. As of January 12, 1999, no sales revenues have been generated by the Company. In addition, the Company does not anticipate that its revenues will be dependent on any one or even a few major customers.

(7) Patents, Trademarks , Licenses , Franchises , Concessions, Royalty Agreements, or Labor Contracts

         The Company owns a United States trademark for its family of Baby software technology. Management is currently planning for additional copyrights and/or trademarks to fully protect its software. In addition, new proprietary technological advancements are being protected as trade secrets until appropriate measure can be taken for protection.

         The Company believes that its success and ability to compete is dependent in part on the protection of its potential trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop products and services that are similar or superior to those of the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, the Company plans to rely on certain property licensed from third parties, and may be required to license additional products or services in the future, for use in general operations. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results.

         Policing unauthorized use of the Company's proprietary and other intellectual property rights, in the future, could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's products, processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8)      Regulation

         The Company does not need any government approval for its principal products or services.

(9)      Effect of Existing or Probable Government Regulations

         None -- Not Applicable.

(10)     Research and Development Activities

         The market for business computing products has historically been characterized by frequent technological advances, evolving industry standards and escalating customer expectations. As a result, management believes that the Company's future growth and success will be largely dependent on its ability to develop or acquire products to meet the evolving needs of its prospective clients. The Company anticipates that the long-term success of its product offering will require further product development. The Company expects to continually evaluate its products to determine what additional products or enhancements are required by the marketplace. The Company plans to develop and enhance its products internally to meet clients' needs, but if the Company can purchase or license proven products at reasonable costs it will do so in order to avoid the time and expense involved in developing products.

         The Company has yet to incur any research and development costs from October 28, 1998 (date of inception) through January 12, 1999. However, during the fiscal and calendar year ending December 31, 1999, the Company plans to incur research and development expenses of approximately $100,000 with respect to its current and future products. The cost of such activities are not expected to be borne by the Company's customers.

(11)     Impact of Environmental Laws

         The Company is not aware of any federal, state or local environmental laws which would effect its operations.

(12)     Employees

         The Company presently has twenty-one (21) full time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

Item 2.           Management's Discussion and Analysis or Plan of Operation

A.       Management's Plan of Operation

(1) In its initial approximately two and one half month operating period ended January 12, 1999, the Company incurred a net loss of $19,983.00 for selling, general and administrative expenses related to start-up operations. It has yet to receive any revenues from operations. On October 31, 1998, founding shareholders purchased 2,700,000 shares of the Company's authorized treasury stock for cash. An original stock offering was made pursuant to Nevada Revised Statues Chapter 90.490. Additionally, on December 7, 1998, the Company completed an offering of five-hundred-seventy thousand and nine-hundred (570,900) shares of the Common Stock of the Company to approximately forty-five (45) unaffiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has three million two-hundred-seventy thousand nine-hundred (3,270,900) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty-seven (47) shareholders of record. Management fully anticipates that the proceeds from the sale of all of the Common Shares sold in this offering delineated above will be sufficient to provide the Company's capital needs for the next approximately six (6) months.

         In addition, management believes the need for additional capital going forward will be derived somewhat from internal revenues and earnings generated from the assets and contracts the Company purchased via an Asset Purchase Agreement with California Software Products, Inc. - a California Company in a similar line of business as the Company. On January 12, 1999, the Company completed an acquisition of approximately $1,628,068 worth of assets and $702,742 of liabilities from California Software Products, Inc. - a California company - in exchange for a convertible note in the principal sum of $2,250,000, convertible into Common Shares of the Company once the Company is trading on the OTC-BB(R) or a similar market and based upon the Company's trading price sixty
(60) days following the first day of trading of the Company's Shares. Assuming the Company makes no further acquisitions of assets or capital stock of similar companies, management believes the Company will not need to raise additional funds to meet its cash requirements. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

         The Company's initial revenues will be primarily dependent upon the Company's ability to effectively and efficiently provide software and programming products and services to businesses. The Company designates as its priorities for the first twelve months of operations as developing and emphasizing its platform-migration software products to establish its business in the software and technology market. The Company's primary interest is the design of PC based software solutions to enable users to preserve their investment in existing legacy applications, reduce hardware and operating costs, and, in most cases, significantly improve system response times. The Company currently supports its products with a team of technical experts that can assist clients in a smooth migration to the PC environment. Management believes its technical support team and implementation consultants are well-equipped to support IBM midrange, PC, connectivity hardware, and operating system environments.

         Realization of significant sales of the Company's products and services during the fiscal year ending December 31, 1999 is vital to its plan of operations. To this end, management is currently emphasizing distribution of its platform-migration software through a direct sales force, as well as through independent distributors. The Company may also seek to enter into strategic relationships with major hardware system vendors as well as international systems integrators. The Company believes that a multi-channel distribution strategy will enable it to effectively market its products and services to a wide range of potential customers.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future growth and success will be largely dependent on its ability to develop or acquire products to meet the evolving needs of its prospective clients. The Company anticipates that the long-term success of its product offering will require further product development. The Company expects to continually evaluate its products to determine what additional products or enhancements are required by the marketplace. The Company plans to develop and enhance its products internally to meet clients' needs, but if the Company can purchase or license proven products at reasonable costs it will do so in order to avoid the time and expense involved in developing products.

         The Company has yet to incur any research and development costs from October 28, 1998 (date of inception) through January 12, 1999. However, during the fiscal and calendar year ending December 31, 1999, the Company plans to incur research and development expenses of approximately $100,000 with respect to its current and future products. The cost of such activities are not expected to be borne by the Company's customers.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5) Management does not anticipate any significant changes in the number of employees.

B.       Segment Data

         As of January 12, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.  Description of Property

A.       Description of Property

         The Company's corporate headquarters are located at 2901 South Pullman, Santa Ana, California 92705. The Company has use of this space through a sub-lease arrangement from California Software Products, Inc. ("CSPI"), a related party the Company purchased all outstanding assets and contracts from on January 12, 1999. The sub-lease is for approximately $0.98 per square foot per month ($5,851.40 per month), lasts through September 30, 2000, and is at the same rate CSPI is currently under obligation to lease the facility at. This leased facility consists of 6,000 square feet, and management believes this is currently suitable as the main administrative office and should remain so for the next twelve (12) months. The Company does not have any additional facilities.

         There  are   currently  no  proposed   programs  for  the   renovation,
improvement or development of the properties currently leased by the Company.

B.       Investment Policies

         Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Management and Certain Security Holders

A.       Security Ownership of Management and Certain Beneficial Owners

         The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

                                                                    Amount
Title         Name and Address                                      of shares    Percent
of            of Beneficial                                         held by      of
Class         Owner of Shares        Position                       Owner        Class
-----         ---------------        --------                       -----        -----
Common        Bruce Acacio (1)       Chairman; CEO                  1,377,000    41.73%

Common        Carol Conway (1)       Secretary/Treasurer;           1,323,000    40.09%
                                     Vice President; CFO; Dir.

Common        All Executive Officers and                            2,700,000    82.55%
              Directors as a Group (2 Persons)

(1) c/o California Software Corporation, 2901 S. Pullman Street, Santa Ana, California 92705.

B.       Persons Sharing Ownership of Control of Shares

         No person other than Bruce Acacio and Carol Conway owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.       Non-voting Securities and Principal Holders Thereof

         The Company has not issued any non-voting securities.

D.       Options, Warrants and Rights

         There are no options, warrants or rights to purchase securities of the Company.

E.       Parents of the Issuer

         Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executive Officers and Significant Employees

A.       Directors, Executive Officers and Significant Employees

         The names, ages and positions of the Company's directors and executive officers are as follows:

   Name               Age                           Position
------------          ---        -----------------------------------------------
Bruce Acacio          38         President, Chief Executive Officer and Chairman

Carol Conway          55         Secretary/Treasurer, Vice President, CFO and
                                 Director

B.       Work Experience

         Mr. Bruce Acacio is chairman of the board, president and chief executive officer of the Company and has held those positions since the

Company's inception. He has a background in strategic turnaround and growth companies. Mr. Acacio is currently managing 20 employees including development, technical support, administration and sales and marketing personnel. Mr. Acacio is the former President and CEO of California Software Products, Inc. ("CSPI") of Santa Ana, California. Mr. Acacio took the reigns of CSPI in 1996 and guided the company from 10 straight years of losses and decreasing sales to profitability and sales growth. At CSPI, Mr. Acacio was responsible for the release of new versions of CSPI's trademarked Baby/36 and Baby/400 products. Prior to his involvement with CSPI, Mr. Acacio was the president of an INC 500 company, which enjoyed 2,000% growth during his tenure. During his career, Mr. Acacio has held sales and middle management positions of increasing responsibility with UK-based conglomerate Lex Service, PLC and was an agent manager for IBM. In these positions, he has been responsible for turning around troubled operations and expanding business units.

         Ms. Carol Conway is the secretary, treasurer, vice president, and CFO of the Company and has held those positions since the company's inception. She is the former CFO of CSPI of Santa Ana, California. Her background is in marketing of technical and consumer products. Ms. Conway currently manages a nine member technical support and development team. She assisted in the strategic and financial planning of a return to profitability and sales growth for CSPI. Ms. Conway was directly involved in the planning and execution of new product releases, support and documentation of new versions of Baby/36 and Baby/400. She is currently guiding the development team for CSC with the release of a new product family set to be released in 1999. Prior to her involvement with CSPI and CSC, Ms. Conway held account and management positions of increasing responsibility with Ketchum in San Francisco, California in both the technology sector and consumer products.

C.       Family Relationships

         None - Not Applicable.

D.       Involvement on Certain Material Legal Proceedings  During the Last Five
Years

(1) In January of 1997, California Software Products, Inc. ("CSPI"), a California Company Bruce Acacio and Carol Conway were CEO and CFO of, respectively, filed for Chapter 11 bankruptcy under the laws of the State of California due to a dispute with a creditor. In October of 1997, that dispute was resolved, and the Company emerged from bankruptcy. No other bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(2) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.  Executive Compensation

Remuneration of Directors and Executive Officers

         The Company does not currently have employment agreements with its executive officers but expects to sign employment agreements with each in the next approximately three (3) months. All executive officers of the Company prior to January 12, 1999 did not draw a salary from the Company. Over the next twelve months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have a stock option plan.

(1)      Name of Individual            Capacities in Which             Annual
         or Identity of Group       Remuneration was Recorded       Compensation
         --------------------       -------------------------       ------------

         Bruce Acacio                   President and CEO             $180,000

         Carol Conway                          CFO                    $150,000

(2)      Compensation of Directors

         There were no arrangements pursuant to which any director of the Company was compensated for the period from October 28, 1998 to January 12, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers who are already drawing a salary for the management of the Company.

Item 7.  Certain Relationships and Related Transactions

         On  January  12,  1999,  the  Company   completed  the  acquisition  of
approximately $1,628,068 worth of assets and $702,742 of liabilities from California Software Products, Inc. ("CSPI") - a California company under the control and direction of Bruce Acacio and Carol Conway - in exchange for a convertible note in the principal sum of $2,250,000, convertible into Common Shares of the Company once the Company is trading on the OTC-BB(R) or a similar market and based upon the Company's trading price sixty (60) days following the first day of trading of the Company's Shares. Together, Bruce Acacio and Carol Conway own 100% of the issued and outstanding shares of CSPI.

         As stated previously in this Registration Statement, the Company's corporate headquarters are sub-leased through a sub-lease arrangement with California Software Products, Inc. ("CSPI"), a related party the Company purchased all outstanding assets and contracts from on January 12, 1999. The sub-lease is for approximately $0.98 per square foot per month ($5,851.40 per month), lasts through September 30, 2000, and is at the same rate CSPI is currently under obligation to lease the facility at.

         Because of the development stage nature of the Company and its relatively recent inception, October 28, 1998, the Company has no other relationships or transactions.

                                     Part II

Item 1.  Legal Proceedings

         The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2.  Market for Common Equity and Related Stockholder Matters

A.       Market Information

(1) The common stock of the Company is currently not traded on the NASDAQ OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.       Holders

         As of December 21, 1998, the Company had 47 stockholders of record.

C.       Dividend Policy

         The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.       Reports to Shareholders

         The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.       Transfer Agent and Registrar

         The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3.  Recent Sale of Unregistered Securities

         On December 7, 1998, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 570,900 shares of the Common Stock of the Company to 45 unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about December 21, 1998. As of December 21, 1998, the Company has 3,270,900 shares of common stock issued and outstanding held by 47 shareholders of record.

Item 4.  Description of Securities

A.       Common Stock

(1)      Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii.     Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)      Potential  Liabilities  of  Common  Stockholders  to  State  and  Local
Authorities

         No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.       Debt Securities

         The Company is not registering any debt securities, nor are any outstanding.

C.       Other Securities To Be Registered

         The Company is not registering any security other than its common stock.

Item 5.  Indemnification of Directors and Officers

         The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

         The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

         The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

         The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

  a)   California Software Corporation                                      Page

       Report of James E. Slayton, CPA                                       F-1

       Balance Sheet as of January 12, 1999                                  F-2

       Statement  of  Operations  for the period from October 28, 1998 through
       January 12, 1999                                                      F-4

       Statement of Stockholder's  Equity for the period from October 28, 1998
       through January 12, 1999                                              F-5

       Statement  of Cash Flows for the period from  October 28, 1998  through
       January 12, 1999                                                      F-6

       Notes to Financial Statements                                         F-7

b) Interim Financial Statements are not provided at this time as they are not applicable at this time

c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

       None -- Not Applicable.

James E. Slayton CPA
--------------------------------------------------------------------------------
3867 WEST MARKET STREET
Sum 208
AKRON, OHIO 44333


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------
Board of Directors
California Software Corporation (The Company)
Las Vegas, Nevada 89102
January 26, 1999

         I have audited the Balance Sheet of California Software Corporation (A Development Stage Company), as of January 12, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period October 28, 1998 (Date of Inception) to January 12, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Software Corporation, (A Development Stage Company), at October 28, 1998, and the results of its operations and cash flows for the period October 28, 1998 to January 12, 1999, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations. Management's plan in regard to these matters is also described in Note 3.



James E. Slayton,  CPA
Ohio License ID# 04-1-15582





                        California Software Corporation

                        California Software Corporation
                          (A Development Stage Company)

                                 BALANCE SHEET
                                     AS AT
                                January 12, 1999

ASSETS

Current Asset
Cash                                                                   358115.00
Money Market Investment Account                                         80273.00
Accounts Receivable net of Reserves                                    810691.00
Inventory on Consignment                                               192504.00
Inventory net of Reserves                                              110094.00
Prepaid Expenses                                                         4301.00
Other Current Assets                                                    18601.00
                                                                      ----------
Total Current Assets                                                  1574579.00

Property and Equipment
Furniture, Fixtures and Equipment                                       62315.00
Leasehold Improvements                                                   6569.00
                                                                      ----------
Total Property and Equipment                                            68884.00

OTHER ASSETS
Organization Costs net of Amortization                                    342.00
Goodwill                                                              1324674.00
                                                                      ----------
Total Other Assets                                                    1325016.00

                                                                      ----------
TOTAL ASSETS                                                          2968479.00
                                                                      ==========

         See accompanying notes to financial statements & audit report
                                       -2-

                         California Software Corporation
                          (A Development Stage Company)

                                  BALANCE SHEET
                                      AS AT
                                January 12, 1999

    LIABILITIES & EQUITY

Current Liabilities
Accounts Payable                                                       363534.00
Federal Payroll Taxes Payable                                           15068.00
Other Taxes Payable                                                      4369.00
Other Current Liabilities                                               64412.00
Employee Benefits Payable                                               70602.00
Accrued Sales Commission                                                11201.00
Current Portion-Long Term Liabilities                                   67040.00
Deferred Revenue                                                        67020.00
                                                                      ----------
                                                                       663246.00
Long Term Liabilities
Long Term Liabilities                                                   39496.00
Convertible Note Payable                                              2250000.00
                                                                      ----------
Total Long Term Liabilities                                           2289496.00

                                                                      ----------
TOTAL LIABILITIES                                                     2952742.00

    EQUITY
Capital Stock                                                            3271.00
Additional Paid in Capital                                              32449.00
Retained Earnings                                                     -19983.00

Total Stockholders' Equity                                              15737.00

    TOTAL LIABILITIES & OWNER'S EQUITY                                2968479.00
                                                                      ==========


          See accompanying notes to financial statements & audit report
                                       -3-

                         California Software Corporation
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
             October 28, 1998(Date of Inception) to January 12, 1999

   REVENUE
Services                                                                   0.00

   COSTS AND EXPENSES
Selling, General and Administrative                                    19965.00
Amortization of Organization Costs                                        18.00

             Total Costs and Expenses                                 19,983.00

                             Net Ordinary Income or (Loss)          ($19,983.00)
Weighted average
number of common
shares outstanding                                                    3,270,900

   Net Loss
   Per Share                                                             0.0052



           See accompany notes to financial statements & audit report
                                       -4-

                         California Software Corporation
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   FOR PERIOD
             October 28, 1998(Date of Inception) to January 12, 1999

                                                                       Deficit
                                                                     accumulated
                                                     Additional        during
                                     Common Stock      paid-in       development
                        Shares          Amount         capital          stage
                     ------------    ------------   ------------    ------------
October 28, 1998
issued for cash        2,700,000        2700.00        4475.00

November 16, 1998
issued for cash          570,900         570.90        27974.1


Net loss
October 28, 1998
(inception) to
January 12, 1999                                                    ($19,983.00)
                     ------------    ------------   ------------    ------------
Balance
January 12, 1999       3,270,900          3,271       $ 32,449       ($  19,983)
                     ============    ============   ============    ============


           See accompany notes to financial statements & audit report
                                       -5-

                         California Software Corporation
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD
                October 28, 1998, (Inception) to January 12, 1999


CASH FLOWS FROM OPERATING ACTIVITIES
 Cash received from customers                                               0.00
                                                                      ----------
             Net Cash provided by Operating Activities                      0.00

Cash paid to suppliers and employees                                    19965.00
Amortization of Organization Costs                                        -18.00
                                                                      ----------
             Cash disbursed for Operating Activities                    19947.00
                                                                      ----------
             Net cash flow provided by operating activities            -19947.00

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant assets                                                    0.00
                                                                      ----------
             Net cash used by investing activities                          0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                               35720.00
Net Change in Cash from Asset Purchase Agreement                       339542.00
                                                                      ----------
             Net cash provided by financing activities                 375262.00

             Net increase (decrease) in cash                           355315.00
             Cash and cash equivalents, January 12, 1999               358115.00



          See accompanying notes to financial statements & audit report
                                       -6-

                         California Software Corporation
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                January 12, 1999

NOTE I - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized October 28, 1998, under the laws of the State of Nevada, as California Software Corporation (the Company).

         On October 31, 1998, the Company issued 2,700,000 shares of its $0.001 par value common stock for $7,175.00 to the two founding shareholders. The consideration paid for the common stock represents $2,800 deposited into the Company's new bank account and the subsequent cancellation of a loan owed by the Company. The canceled loan was owed to the two founding shareholders for corporate consulting and incorporation costs paid for by these shareholders on behalf of the Company in the amount of $4,375.00

         On November 16, 1998, the Company completed a public offering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 570,900 shares of Common Stock at a price of $.05 per share for a total amount raised of $28,545.00.

         On January 12, 1999, the Company effectuated the asset purchase of California Software Products, Inc. (CSPI), a California corporation. The Company completed the acquisition of $1,628,068 worth of assets and $702,742 of liabilities from California Software Products, Inc. - a California company in a, similar line of business as the Company- in exchange for a convertible note in the principal sum of $2,250,000 - convertible into the Common Shares of the Company once the Company is trading on the OTC-BB or a similar market and based on the trading price sixty (60) days following the first day of trading of the Company's shares.

NOTE 2 -  ACCOUNTING  POLICIES  AND  PROCEDURES

         Accounting polices and procedures have not been determined except as follows:

         1. The Company uses the accrual method of accounting.

         2. The cost of organization, $185.00, is being amortized over a period of 60 months (July 29, 1997 through July 28, 2002.)

         3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

         4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

                                       -7-

                         California Software Corporation
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                January 12, 1999

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES(Continued)

         5. The Company acquired Goodwill as a result of the Asset Purchase Agreement of January 12, 1999. Management of the Company has chosen to amortize this Goodwill over a period of 15 years using the straight line method.

         6. The convertible note associated with the Asset Purchase Agreement may effect future earnings per share. It is undetermined at this time as to whether this effect will be dilutive or antidilutive on earnings per share. This may be determined when the conversion conditions are met.

NOTE 3 - GOING CONCERN

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As a result of the asset purchase agreement of January 12, 1999, the Company has continuing contracts which provide a revenue stream.

NOTE 4 - RELATED PARTY TRANSACTION

         The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional shares of common stock.

         There is convertible debt of $2,250,000 which may be converted after the stock of the Company trades for sixty days.


                                       -8-

                         California Software Corporation
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                                January 12, 1999


NOTE 6- LONG TERM OBLIGATIONS
Robert Wasy Termination                 $4,674.00      at $194.75 per month
Liz Richell                            $73,316.68      at $3,054.86 per month
Peter Warkenton                        $56,089.28      at $2,33 7.06 per month


         The Company issued a $2,250,000 convertible note to California Software Products, Inc. as part of the January 12, 1999 Asset Purchase Agreement.

                                    Part III

Item 1.           Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

1.                Underwriting Agreement

                           Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

                  (a) Asset Purchase Agreement with California Software Products, Inc.

3.                Articles of Incorporation & By-Laws

                  (a)      Articles  of   Incorporation  of  the  Company  filed
                           October 28, 1998
                  (b)      By-Laws of the Company adopted October 31, 1998

4.                Instruments Defining the Rights of Security Holders

                           No instruments other than those included in Exhibit 3

5.                Opinion on Legality

                           Not applicable

6.                No Exhibit Required

                           Not applicable

7.                Opinion on Liquidation Preference

                           Not applicable

8.                Opinion on Tax Matters

                           Not applicable

9.                Voting Trust Agreement and Amendments

                           Not applicable

10.               Material Contracts

                  (a)      Assumption of Premise Lease dated September 25, 1997

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

11.               Statement Re Computation of Per Share Earnings

                           Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.               No Exhibit Required

                           Not applicable

13.               Annual or Quarterly Reports - Form 10-Q

                           Not applicable

14.               Material Foreign Patents

                           Not applicable

15.               Letter on Unaudited Interim Financial Information

                           Not applicable

16.               Letter on Change in Certifying Accountant

                           Not applicable

17.               Letter on Director Resignation

                           Not applicable

18.               Letter on Change in Accounting Principles

                           Not applicable

19.               Reports Furnished to Security Holders

                           Not applicable

20.               Other Documents or Statements to Security Holders

                           None - Not applicable

21.               Subsidiaries of Small Business Issuer

                           None - Not applicable

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

22.               Published  Report  Regarding  Matters  Submitted  to  Vote  of
                  Security Holders

                           Not applicable

23.               Consent of Experts and Counsel

                           Consents of independent public accountants

24.               Power of Attorney

                           Not applicable

25.               Statement of Eligibility of Trustee

                           Not applicable

26.               Invitations for Competitive Bids

                           Not applicable

27.               Financial Data Schedule

                           Financial Data Schedule of California Software Corp. ending January 12, 1999

28.               Information   from  Reports   Furnished  to  State   Insurance
                  Regulatory Authorities

                           Not applicable

29.               Additional Exhibits

                           Not applicable

Item 2.  Description of Exhibits

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

1.                Underwriting Agreement

                           Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

                  (a) Asset Purchase Agreement with California Software Products, Inc.

3.                Articles of Incorporation & By-Laws

                  (a)      Articles  of   Incorporation  of  the  Company  filed
                           October 28, 1998
                  (b)      By-Laws of the Company adopted October 31, 1998

4.                Instruments Defining the Rights of Security Holders

                           No instruments other than those included in Exhibit 3

5.                Opinion on Legality

                           Not applicable

6.                No Exhibit Required

                           Not applicable

7.                Opinion on Liquidation Preference

                           Not applicable

8.                Opinion on Tax Matters

                           Not applicable

9.                Voting Trust Agreement and Amendments

                           Not applicable

10.               Material Contracts

                  (a)      Assumption of Premise Lease dated September 25, 1997

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

11.               Statement Re Computation of Per Share Earnings

                           Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.               No Exhibit Required

                           Not applicable

13.               Annual or Quarterly Reports - Form 10-Q

                           Not applicable

14.               Material Foreign Patents

                           Not applicable

15.               Letter on Unaudited Interim Financial Information

                           Not applicable

16.               Letter on Change in Certifying Accountant

                           Not applicable

17.               Letter on Director Resignation

                           Not applicable

18.               Letter on Change in Accounting Principles

                           Not applicable

19.               Reports Furnished to Security Holders

                           Not applicable

20.               Other Documents or Statements to Security Holders

                           None - Not applicable

21.               Subsidiaries of Small Business Issuer

                           None - Not applicable

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

22.               Published  Report  Regarding  Matters  Submitted  to  Vote  of
                  Security Holders

                           Not applicable

23.               Consent of Experts and Counsel

                           Consents of independent public accountants

24.               Power of Attorney

                           Not applicable

25.               Statement of Eligibility of Trustee

                           Not applicable

26.               Invitations for Competitive Bids

                           Not applicable

27.               Financial Data Schedule

                           Financial Data Schedule of California Software Corp. ending January 12, 1999

28.               Information   from  Reports   Furnished  to  State   Insurance
                  Regulatory Authorities

                           Not applicable

29.               Additional Exhibits

                           Not applicable

Item 2.  Description of Exhibits

Exhibit
Number            Name and/or Identification of Exhibit
------            -------------------------------------

1.                Underwriting Agreement

                           Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

                  (a) Asset Purchase Agreement with California Software Products, Inc.

3.                Articles of Incorporation & By-Laws

                  (a)      Articles  of   Incorporation  of  the  Company  filed
                           October 28, 1998
                  (b)      By-Laws of the Company adopted October 31, 1998

4.                Instruments Defining the Rights of Security Holders

                           No instruments other than those included in Exhibit 3

5.                Opinion on Legality

                           Not applicable

6.                No Exhibit Required

                           Not applicable

7.                Opinion on Liquidation Preference

                           Not applicable

8.                Opinion on Tax Matters

                           Not applicable

9.                Voting Trust Agreement and Amendments

                           Not applicable

10.               Material Contracts

                  (a)      Assumption of Premise Lease dated September 25, 1997

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                        California Software Corporation
--------------------------------------------------------------------------------
                                  (Registrant)

Date:    January 27, 1999
         ----------------

By:      /s/ Bruce Acacio
         -------------------------------------
         Bruce Acacio, Chairman of the Board,
         President and Chief Executive Officer


By:      /s/ Carol Conway
         ---------------------------------------
         Carol Conway, Director, Vice President,
         CFO, Secretary/Treasurer


                                       26